

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2012

Via U.S. Mail
Marino Kulas
Chief Executive Officer
Conforce International, Inc.
51A Caldari Road
Concord, Ontario L4K 4G3
Canada

> **Re:** **Conforce International, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2011**
> **Filed June 29, 2011**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-53579**

Dear Mr. Kulas:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Loan Lauren P. Nguyen
Special Counsel